Exhibit 15.1

The Board of Directors and Stockholders
FedEx Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-3 No. 333-000000) of FedEx Corporation and related Prospectus of our report dated September 17, 2015, relating to the unaudited condensed consolidated interim financial statements of FedEx Corporation that are included in its Form 10-Q for the quarter ended August 31, 2015.

We are also aware of the incorporation by reference in the Registration Statement and related Prospectus noted above of our report dated September 17, 2015, relating to the unaudited condensed consolidated interim financial statements of Federal Express Corporation that are included in its Form 10-Q for the quarter ended August 31, 2015.

/s/ Ernst & Young LLP

Memphis, Tennessee
September 18, 2015